Exhibit 99.1

Ballard Reports Q3 2021 Results

VANCOUVER, BC, Nov. 8, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2021. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"We continue to see a significant shift in sentiment and sense of urgency by political leaders, industry, consumers, and the investment community to address our climate crisis," said Randy MacEwen, President and CEO. "As global political and business leaders meet in Glasgow at COP26, we see growing action by policymakers and corporations to decarbonize energy, industry and mobility, with hydrogen identified as a key enabler to decarbonize hard-to-abate sectors. With 39 countries covered by government-backed hydrogen strategies, we are also encouraged with the $9 billion of fresh commitments to support hydrogen adoption in the United States."

Mr. MacEwen added, "With this favorable contextual backdrop, we continue to increase and accelerate investments in our business, including in technology, products, customer experience, and capabilities. Our business model is designed to electrify and decarbonize medium- and heavy-duty motive applications, such as bus, truck, rail and marine, as well as critical stationary power applications. We also continue to develop key partnerships across the hydrogen value chain to reduce customer friction points and accelerate take-up."

Mr. MacEwen further stated, "In the third quarter, Ballard achieved revenue of $25.2 million, gross margin of 11% and ending cash reserves of $1.2 billion. While we have been challenged with protracted delays in China, as well as unprecedented global supply chain constraints, we are enjoying record levels of customer engagement across our application verticals in Europe and North America. We are set up for an exciting year in 2022, marked by increased investment, important customer wins, continued product innovation and cost reductions, and the start of a long-term revenue ramp."

Q3 2021 Financial Highlights

(all comparisons are to Q3 2020 unless otherwise noted)

•	Total revenue was $25.2 million in the quarter, down 2% year-over-year. The slight decrease was driven by a reduction in lower Heavy-Duty Motive and Technology Solutions revenue in the quarter, largely offset by increased revenue in Material Handling and Backup Power.
•	Heavy-Duty revenues of $11.2 million decreased 13%, primarily due to lower shipments of fuel cell products to customers in China.
•	Material Handling revenues of $3.1 million increased 120%, primarily as a result of higher shipments to Plug Power.
•	Backup Power revenues of $1.9 million increased 90%, supported by an increase in sales of backup power fuel cell stacks, products and service revenues in Europe.
•	Technology Solutions generated revenue of $9.0 million in the quarter, a decrease of 13% due primarily to decreased amounts earned as a result of the completion of certain customer programs.
•	Gross margin was 11% in the quarter, a decrease of 8-points, driven by a combination of a negative net warranty adjustment, shift to lower margin revenue mix, and an increase in labor, supply and freight expenses.
•	Operating Expenses and Cash Operating Costs were $26.9 million and $22.7 million in the quarter, respectively, an increase of 115% and 112%, respectively. Increases were driven primarily by higher expenditure on research, technology and product development activities in Canada and Denmark, including for development of next-generation fuel cell stacks and modules for target markets, as well as increased investment in existing fuel cell products, including activities related to product cost reduction.
•	Adjusted EBITDA was ($23.1) million, compared to ($7.7) million in Q3 2020, a result of the decrease in gross margin, increase in Cash Operating Costs, and higher equity investment losses in joint venture and associates.
•	Cash reserves were $1.2 billion at September 30, an increase of 238% from the end of Q3 2020 and a decrease of 2% from the end of Q2 2021.

Q3 2021 Commercial Highlights (CNW Group/Ballard Power Systems Inc.)

Q3 2021 Commercial Highlights

•	During the quarter, the company continued to build its relationships with existing customers and new strategic partners in key geographies. Ballard believes its strategic partners will accelerate deployment and market adoption of its fuel cell technology and enable broader customer access to zero-emission solutions.
•	Ballard announced a strategic partnership with QUANTRON, a German-based specialist in electric vehicle integration. The initial collaboration will integrate Ballard's FCmoveTM family of heavy-duty fuel cell power modules into QUANTRON's electric drivetrain and vehicles. Fuel cell electric truck platforms currently in development include a 7.5t delivery truck, a 44t heavy-duty truck, and a municipal waste collection truck. Initial delivery of QUANTRON fuel cell electric trucks is expected in the second half of 2022 in Germany.
•	The company also announced collaboration with California based Hexagon Purus to develop Class 6 & 7 Fuel Cell Electric Trucks powered by Hexagon Purus' turnkey electric drivetrain and hydrogen storage system solutions and Ballard's fuel cell module.
•	Ballard continued to expand its global footprint in Q3 with a previously announced order of 15 fuel cell engines from Tata Motors ("Tata"), headquartered in Mumbai, India, to be used in zero-emission buses.
•	Ballard announced the launch of its 8th generation heavy duty power module, the FCmoveTM-HD+, designed for buses and medium- and heavy-duty trucks. The 100kW FCmoveTM-HD+ is smaller, lighter, more efficient, and lower cost than previous generations, and has been designed to improve ease of vehicle integration.
•	Ballard received approximately $20.5 million of new orders in Q3, and delivered on orders valued at $25.2 million, resulting in an Order Backlog of approximately $108.5 million at end-Q3. The 12-month Order Book was $79.4 million at end-Q3, a decrease of $1.2 million from the end of Q2 2021.

Order Backlog ($M)	Order Backlog at End-Q2 2021	Orders Received in Q3 2021	Orders Delivered in Q3 2021	Order Backlog at End-Q3 2021
Total Fuel Cell Products & Services	$113.3	$20.5	$25.2	$108.5

Post-Quarter Commercial Update

•	On November 4, 2021, Ballard announced orders for a total of 40 FCmoveTM-HD (70kW) modules for planned deployment in hydrogen fuel cell electric buses ("FCEB") across Europe in 2022.
•	On October 17, 2021, Ballard announced with Forsee Power, a leader in smart battery systems for sustainable electromobility, the signing of a Memorandum of Understanding ("MOU") for a strategic partnership to develop fully integrated fuel cell and battery solutions, optimized for performance, cost and installation for heavy-duty hydrogen mobility applications. As part of the strategic relationship, Ballard committed to participate as a lead investor (up to #eu#40 million) in connection with the initial public offering on Euronext in Paris, France, of Forsee Power. Pursuant to this commitment, Ballard made a contribution of #eu#37.7 million (approximately $43.9 million) in October 2021, resulting in an ownership interest of 9.77% in Forsee Power upon completion of the IPO. Ballard also appointed a board member to the Forsee Power board of directors.
•	On October 12, 2021, Ballard announced an Equipment Supply Agreement to provide 8 of its 70-kW fuel cell modules to Talgo S.A., a leader in the design, manufacture, and maintenance of high-speed light rail trains, headquartered in Madrid, Spain, for trials of its Talgo Vittal-One commuter and regional passenger train.
•	Ballard's fuel cell technology and products have now powered Fuel Cell Electric Vehicles - in commercial Heavy- and Medium-Duty Motive applications for an industry leading cumulative total of more than 100 million kilometers on roads around the globe.
•	Ballard's partner, Hydrogene de France ("HDF"), an independent power producer dedicated to renewable power generation, commenced construction of the CEOG Renewstable® Power Plant ("CEOG") in French Guiana. CEOG is the world's first multi megawatt, baseload hydrogen power plant, and the largest green hydrogen storage of intermittent renewable electricity sources. Ballard expects to deliver two 1.5 MW fuel cell systems in 2023.

Q3 2021 Financial Summary

(Millions of U.S. dollars)	Three months ended September 30,			Nine months ended September 30,
	2021	2020	% Change	2021	2020	% Change
REVENUE
Fuel Cell Products & Services:[1,2]
Heavy Duty Motive	$11.2	$12.9	-13%	$29.1	$35.8	-19%
Material Handling	$3.1	$1.4	120%	$6.9	$4.4	57%
Backup Power	$1.9	$1.0	90%	$5.5	$3.5	57%
Sub-Total	$16.3	$15.4	6%	$41.5	$43.6	-5%
Technology Solutions	$9.0	$10.3	-13%	$26.3	$31.7	-17%
Total Fuel Cell Products & Services Revenue	$25.2	$25.6	-2%	$67.8	$75.3	-10%
PROFITABILITY Gross Margin $	$2.8	$4.8	-41%	$9.2	$15.3	-40%
Gross Margin %	11%	19%	-8-points	14%	20%	-6-points
Operating Expenses	$26.9	$12.5	115%	$69.1	$40.9	69%
Cash Operating Costs[3]	$22.7	$10.7	112%	$57.2	$33.6	70%
Equity gain (loss) in JV & Associates	($4.1)	($2.8)	-46%	($11.3)	($8.2)	-38%
Adjusted EBITDA[3]	($23.1)	($7.7)	-201%	($56.7)	($24.5)	-132%
Net Income (Loss)	($30.8)	($11.2)	-175%	($70.6)	($35.1)	-101%
Earnings Per Share	($0.10)	($0.05)	-100%	($0.24)	($0.15)	-63%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Income (Loss)	($21.4)	($6.7)	-218%	($44.1)	($19.1)	-130%
Working Capital Changes	$6.4	($4.6)	240%	($4.5)	($17.2)	74%
Cash provided by (used in) Operating Activities	($15.0)	($11.3)	-33%	($48.5)	($36.3)	-34%
Cash Reserves	$1,222.3	$361.7	238%

For a more detailed discussion of Ballard Power Systems' third quarter 2021 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Tuesday, November 9, 2021 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review third quarter 2021 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning the markets for our products and the effects of governmental regulations on such markets, expected impacts of investments in manufacturing capabilities and expected customer deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

2 The UAV market has been classified as a discontinued operation in our third quarter of 2020 consolidated condensed financial statements. As such, the assets of the UAV market have been classified as assets held for sale as of September 30, 2020. Furthermore, the historic operating results of the UAV market for both 2020 and 2019 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.

3 Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss from continuing operations excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains or losses on foreign exchange contracts, and acquisition related costs.

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SOURCE Ballard Power Systems Inc.

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For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 22:00e 08-NOV-21